Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 2, 2016

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated September 28, 2015 and Supplement No. 4 to the prospectus dated December 11, 2015 (which amended and superseded all prior supplements).

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	a revision to our state-specific suitability standards;

•	updates to our summary risk factors;

•	our distribution declaration history;

•	an update to the “Questions and Answers About this Offering” section of our prospectus;

•	an update to the “Our Self Storage Properties” section of our prospectus, including revisions to the “Portfolio Summary” and updates for the acquisition of a self storage facility in Boynton Beach, Florida and a self storage facility in Lancaster, California;

•	an update to the KeyBank Credit Facility;

•	an update regarding the expansion of our board of directors and committees thereof;

•	deletion of the “Conflicts of Interest – Storage Auction Program” subsection of our prospectus;

•	an update regarding distributions to Class T stockholders and the stockholder servicing fees; and

•	selected financial data.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares at a price of $10.00 per share; and up to $500 million in Class T shares at a price of $9.47 per share. As of January 27, 2016, we have received gross offering proceeds of approximately $223.6 million from the sale of approximately 22.5 million Class A shares and approximately $7.4 million from the sale of approximately 0.8 million Class T shares in our offering. As of January 27, 2016, approximately $864 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Suitability Standards

The following hereby revises the state-specific suitability standard for Kentucky residents as contained in the “Suitability Standards” section immediately behind the cover page of our prospectus and on the last page of our subscription agreement included as Appendix A to our prospectus:

•	For Kentucky Residents – Investments by residents of the State of Kentucky must not exceed 10% of such investor’s liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliates’ non-publicly traded real estate investment trusts.

Updates to Our Summary Risk Factors

The second risk factor under the summary risk factors on the cover page of our prospectus is hereby replaced with the following:

•	We have paid distributions from sources other than our cash flows from operations, including from the net proceeds of this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From our inception through September 30, 2015, the payment of distributions has been paid from offering proceeds. Until we generate cash flows sufficient to pay distributions to you, we may pay distributions from the net proceeds of this offering or from borrowings in anticipation of future cash flows.

The third risk factor under the “Summary Risk Factors” subsection under the “Prospectus Summary” section of our prospectus is hereby replaced with the following:

•	We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced. From our inception through September 30, 2015, the payment of distributions has been paid from offering proceeds.

Distribution Declaration History

The “Description of Shares – Distribution Declaration History” section on pages 154-156 of the prospectus is hereby replaced with the following:

As of September 30, 2015, our operating partnership had issued approximately 2.4 million Preferred Units for approximately $59.5 million. However, our Operating Partnership redeemed 240,000 Preferred Units for $6 million on July 22, 2015 and 340,000 Preferred Units for $8.5 million on September 23, 2015. The Preferred Units receive current distributions (the “Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum, payable monthly and calculated on an actual/360 basis. In addition to the Current Distributions, our Operating Partnership has the obligation to elect either (A) pay the holder of the Preferred Units additional distributions monthly in an amount that will accrue at the rate of: (i) 4.35% until March 31, 2017; and (ii) thereafter, 6.35% or (B) defer the additional distributions in an amount that will accrue monthly at the rate of (i) for the period until March 31, 2017, LIBOR plus 10.85% and (ii) thereafter, LIBOR plus 12.85% (the “Deferred Distributions”).

As of September 30, 2015, approximately $2.3 million of Current Distributions were paid. As of September 30, 2015, Current Distributions and Deferred Distributions totaling approximately $2.0 million were accrued.

The following table shows the distributions we have paid through September 30, 2015:

Quarter	Preferred Unitholders	OP Unit Holders	Common Shareholders (1)	Distributions Declared per Common Share
1st Quarter 2014	$—	$—	$—	$0.000
2nd Quarter 2014	$—	$1,282	$2,730	$0.062
3rd Quarter 2014	$—	$3,025	$57,157	$0.150
4th Quarter 2014	$33,306	$3,025	$171,664	$0.150
1st Quarter 2015	$123,931	$2,959	$280,049	$0.150
2nd Quarter 2015	$1,239,097	$3,025	$412,934	$0.150
3rd Quarter 2015	$970,499	$3,025	$588,690	$0.150

(1)	Declared distributions are paid monthly in arrears

We may not be able to pay Current and Deferred Distributions to Preferred Units from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Nine Months Ended September 30, 2015		Year Ended December 31, 2014
Distributions paid in cash – common stockholders	$767,592		$158,037
Distributions paid in cash – Operating Partnership unitholders	9,009		7,332
Distributions paid in cash – preferred unitholders	2,333,527		33,306
Distributions reinvested	514,081		73,514

Total distributions	$3,624,209		$272,189

Source of distributions
Cash flows provided by operations	$—	—	$—	—
Offering proceeds from Primary Offering	3,110,128	86%	198,675	73%
Offering proceeds from distribution reinvestment plan	514,081	14%	73,514	27%

Total sources	$3,624,209	100%	$272,189	100%

For the nine months ended September 30, 2015, and the year ended December 31, 2014 we paid distributions of approximately $3.6 million and $0.3 million, respectively. From our inception through September 30, 2015, the payment of distributions has been paid from offering proceeds. We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

Update to the “Questions and Answers About this Offering” Section

The first paragraph of the question titled “Why are you offering two classes of your common stock, and what are the similarities and differences between the classes” in the “Questions and Answers About this Offering” section of our prospectus is hereby deleted and replaced with the following:

We are offering two classes of our common stock in order to provide investors with more flexibility in making their investment in us. In determining to offer two classes of shares of common stock, our board of directors took into consideration a number of factors, including recent amendments to Financial Industry Regulatory Authority (“FINRA”) Rule 2310 and NASD Rule 2340, as described more fully in FINRA Regulatory Notice 15-02. These amendments require investor account statements to reflect an estimated value per share as determined based on either the net investment method or appraised value method. The net investment method may only be used before 150 days following the second anniversary of breaking escrow and generally determines the estimated value per share based on the “amount available for investment” percentage in the “Estimated Use of Proceeds” section of the prospectus, which deducts from gross offering proceeds the sales commissions, dealer manager fees, and organization and offering expenses. The appraised value method, which can be used at any time, consists of the appraised valuation disclosed in the issuer’s most recent periodic or current report filed with the SEC. In turn, the per share estimated value disclosed in an issuer’s most recent periodic or current report must be based on valuations of the assets and liabilities of the issuer and those valuations must be: (a) conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service; (b) performed at least annually; and (c) derived from a methodology that conforms to standard industry practice. Investors can choose to purchase shares of either class of common stock in the offering. Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval. The differences between each class relate to the stockholder fees and sales commissions payable in respect of each class. The following summarizes the differences in fees and sales commissions between the classes of our common stock.

	Class A Shares	Class T Shares
Initial Offering Price	$10.00	$9.47
Sales Commissions	7%	2%
Dealer Manager Fee	3%	3%
Stockholder Servicing Fee	None	1	%(1)

(1)	We will cease paying the stockholder servicing fee with respect to the Class T shares sold in this offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fifth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will not pay sales commissions, dealer manager fees, or stockholder servicing fees on Class T shares sold pursuant to our distribution reinvestment plan.

Our Self Storage Properties

Portfolio Summary

Our self storage facilities offer inexpensive, easily accessible, enclosed storage space to residential and commercial users on a month-to-month basis. Most of our facilities are fenced with computerized gates and are well-lighted. Most of our properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage spaces. Our facilities range in size from approximately 31,200 to approximately 142,000 net rentable square feet, with an average of approximately 62,900 net rentable square feet. Our facilities generally are constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers have access to their storage areas during business hours, and some of our facilities provide 24-hour access. Individual storage spaces are secured by a lock furnished by the customer to provide the customer with control of access to the space.

As of January 27, 2016, we owned the following 35 self storage facilities:

Property	Units	Sq. Ft. (net)	% of Total Rentable Sq. Ft.	Physical Occupancy %(1)
Morrisville – NC	320	36,900	2%	83%
Cary – NC	310	62,100	3%	91%
Raleigh – NC	440	60,600	3%	91%
Myrtle Beach I – SC	760	100,100	5%	84%
Myrtle Beach II – SC	660	94,500	4%	90%
La Verne – CA	520	49,800	2%	87%
Chico – CA	360	38,800	2%	84%
Riverside – CA	570	61,000	3%	87%
Fairfield – CA	440	41,000	2%	86%
Littleton – CO	400	45,800	2%	73%
Crestwood – IL	460	49,300	2%	77%
Forestville – MD	530	55,200	2%	76%
Upland – CA	610	56,500	3%	88%
Lancaster – CA	700	64,700	3%	79%
Santa Rosa – CA	1,150	116,400	5%	83%
Vallejo – CA	510	54,400	3%	85%
Federal Heights – CO	450	40,600	2%	82%
Santa Ana – CA	840	84,500	4%	87%
La Habra – CA	420	51,400	2%	88%
Monterey Park – CA	390	31,200	1%	89%
Huntington Beach – CA	610	61,000	3%	92%
Lompoc – CA	430	46,500	2%	90%
Aurora – CO	890	87,400	4%	68%
Everett – WA	490	48,100	2%	74%
Whittier – CA	510	58,600	3%	90%
Bloomingdale – IL	570	58,200	3%	81%
Warren I – MI	500	63,100	3%	80%
Warren II – MI	490	52,100	2%	81%
Troy – MI	730	82,200	4%	86%
Sterling Heights – MI	460	57,900	3%	79%
Beverly – NJ	460	51,000	2%	74%
Foley – AL	1,050	142,000	6%	86%
Tampa – FL	510	50,100	2%	83%
Boynton Beach – FL	940	74,800	3%	87%
Lancaster – CA	550	71,900	3%	89%
Totals	20,030	2,199,700	100%

(1)	Represents the occupied square feet divided by total rentable square feet as of December 31, 2015 aside for Boynton Beach and Lancaster, which are as of their respective acquisition dates.

The weighted average capitalization rate for the 35 self storage facilities we owned as of January 27, 2016 was approximately 7.1%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Acquisition of Boynton Beach Property

On January 7, 2016, we purchased a self storage facility located in Boynton Beach, Florida (the “Boynton Beach Property”). We acquired the Boynton Beach Property from an unaffiliated third party for a purchase price of approximately $17.9 million, plus closing costs and acquisition fees. Our advisor earned approximately $313,000 in acquisition fees in connection with this acquisition. The Boynton Beach Property has approximately 74,800 net rentable square feet and approximately 940 rental units. We financed the acquisition of the Boynton Beach Property by using net proceeds from our public offering.

Acquisition of Lancaster Property

On January 11, 2016, we purchased a self storage facility located in Lancaster, California (the “Lancaster Property”). We acquired the Lancaster Property from an unaffiliated third party for a purchase price of approximately $4.7 million, plus closing costs and acquisition fees. Our advisor earned approximately $81,000 in acquisition fees in connection with the acquisition. The Lancaster Property has approximately 71,900 net rentable square feet and approximately 550 rental units. We financed the acquisition of the Lancaster Property by using net proceeds from our public offering.

Property Management

Strategic Storage Property Management II, LLC, a subsidiary of our sponsor, serves as the property manager of the Boynton Beach Property and the Lancaster Property. Strategic Storage Property Management II, LLC entered into sub-property management agreements with a subsidiary of Extra Space Storage, Inc. who will manage the Boynton Beach Property and the Lancaster Property. Strategic Storage Property Management II, LLC will be paid management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from each of the Boynton Beach Property and the Lancaster Property and Strategic Storage Property Management II, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from these properties, except for the months of January and July each year.

Update to the KeyBank Credit Facility

On December 22, 2015, we, through our Operating Partnership, and certain affiliated entities, entered into an amended and restated revolving credit facility (the “Amended KeyBank Credit Facility”) with KeyBank, as administrative agent and KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger. The Amended KeyBank Credit Facility replaced our term credit facility with KeyBank in which we had a maximum borrowing capacity of approximately $71.3 million.

Under the terms of the Amended KeyBank Credit Facility, we have a maximum borrowing capacity of $105 million. It is anticipated that the Amended KeyBank Credit Facility will be used to fund our future self storage property acquisitions. The Amended KeyBank Credit Facility may be increased by up to an additional $395 million, to a maximum credit facility size of $500 million, in minimum increments of $10 million, which KeyBank will arrange on a best efforts basis.

The Amended KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on December 22, 2018, with two one-year extension options subject to certain conditions outlined further in the credit agreement for the Amended KeyBank Credit Facility (the “Amended Credit Agreement”). Payments due pursuant to the Amended KeyBank Credit Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The Amended KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Amended Credit Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Amended Credit Agreement). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Amended Credit Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Amended Credit Agreement). The Applicable Rate means the percentage rate corresponding to our total leverage, as specified in the Amended Credit Agreement.

The Amended KeyBank Credit Facility is fully recourse and is secured by cross-collateralized first mortgage liens on 30 Mortgaged Properties (as defined in the Amended Credit Agreement) as of January 27, 2016. The Amended KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated December 22, 2015, in favor of the Lenders, we serve as a guarantor of all obligations due under the Amended KeyBank Credit Facility.

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Amended KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Amended Credit Agreement) necessary to maintain compliance with the financial covenants.

As of January 27, 2016, we have an outstanding principal balance of approximately $10 million under the Amended KeyBank Facility.

Updates to Our Board of Directors and Committees

On January 27, 2016, in accordance with our bylaws, our board of directors expanded the membership of the board of directors from three directors to six directors and the board of directors appointed three new directors to fill the vacancies of the newly created director positions. The new directors appointed to the board of directors were Paula Mathews, our executive vice president and secretary, and two independent directors, Harold “Skip” Perry and Timothy S. Morris. In addition, on January 27, 2016, Mr. Perry was appointed as an additional member of our audit committee and our nominating and corporate governance committee and Mr. Morris was appointed as an additional member of our nominating and corporate governance committee and our compensation committee.

All references in our prospectus to our board of directors is hereby revised to include Ms. Mathews, Mr. Perry and Mr. Morris and all references in our prospectus to our independent directors is hereby revised to include Mr. Perry and Mr. Morris. In addition, the following replaces the table that appears on page 80 of our prospectus:

Name	Age	Position(s)
H. Michael Schwartz	49	Chairman of the Board of Directors, Chief Executive Officer and President
Paula Mathews	64	Director, Executive Vice President and Secretary
Michael S. McClure	53	Executive Vice President, Chief Financial Officer and Treasurer
Wayne Johnson	58	Senior Vice President – Acquisitions
Ken Morrison	49	Senior Vice President – Property Management
James L. Berg	62	Assistant Secretary
William H. Brownfield	66	Independent Director
David J. Mueller	62	Independent Director
Harold “Skip” Perry	69	Independent Director
Timothy S. Morris	55	Independent Director

Ms. Mathews biographical information on page 81 of our prospectus is hereby revised to include her position as a member of our board of directors.

Mr. Perry’s and Mr. Morris’ biographical information is hereby added to the “Executive Officers and Directors” subsection of the “Management” section of our prospectus as follows:

Timothy S. Morris. Mr. Morris is one of our independent directors and is a member of the nominating and corporate governance committee and the compensation committee of our board of directors. Mr. Morris previously served as an independent director of SmartStop Self Storage, Inc. (“SmartStop”) from February 2008 until the merger of SmartStop with Extra Space Storage, Inc. (“Extra Space”) on October 1, 2015. Mr. Morris has more than 30 years of financial and management experience with several international organizations. In March 2014, Mr. Morris assumed a part-time executive position as Finance Director of Tomorrow’s Company, a London-based global think tank focusing on business leadership. In May 2008, Mr. Morris founded AMDG Worldwide Ltd., a consultancy business for the philanthropic sector. From June 2007 to April 2008, Mr. Morris was the Chief Financial Officer for Geneva Global, Inc., a philanthropic advisor and broker which invests funds into developing countries. Prior to joining Geneva Global, Inc., from 2002 to June 2007, Mr. Morris was the Director of Corporate Services for Care International UK Ltd. where he was responsible for the finance, internal audit, risk management, human resources, legal insurance and information technology functions during the financial turnaround period of that organization. From 2000 to 2002, Mr. Morris was the Controller for Royal Society Mencap, a learning disability charity. From 1996 to 1999, Mr. Morris was the head of global management reporting for Adidas Group AG in Germany and was later the International Controller for Taylor Made Golf Company, Inc., a subsidiary of Adidas Group AG. Prior to 1996, Mr. Morris held various management and senior finance roles within organizations such as the International Leisure Group, Halliburton/KBR and the Bank for International Settlements in Basel, Switzerland. Mr. Morris has his Bachelor of Science in Economics from Bristol University in the United Kingdom, his MBA from the Cranfield School of Management in the United Kingdom, and he is a Chartered Management Accountant (ACMA).

Harold “Skip” Perry. Mr. Perry is one of our independent directors and is a member of the audit committee and the nominating and corporate governance committee of our board of directors. Mr. Perry previously served as one of our independent directors from October 2013 until June 2014 and served as an independent director of SmartStop from February 2008 until the merger of SmartStop with Extra Space on October 1, 2015. Mr. Perry has over 40 years of financial accounting, management and consulting experience for domestic and international organizations in the real estate industry. He is currently the Executive Managing Director of Real Globe Advisors, LLC, a commercial real estate advisory firm which he founded. Mr. Perry also held the same position with Real Globe Advisors, LLC from July 2007 to June 2009. From June 2009 to March 2011, he was the Managing Director of Alvarez & Marsal Real Estate Advisory Services. From 1995 to June 2007, Mr. Perry was a national partner in Ernst & Young LLP’s Transactional Real Estate Advisory Services Group and held a number of leadership positions within Ernst & Young. While at Ernst & Young, he handled complex acquisition and disposition due diligence matters for private equity funds and corporate clients, complex real estate portfolio optimization studies, and monetization strategies within the capital markets arena, including valuation of self storage facilities. Prior to 1995, Mr. Perry headed the Real Estate Consulting Practice of the Chicago office of Kenneth Leventhal & Co. Prior to his time with Kenneth Leventhal & Co., Mr. Perry was a senior principal with Pannell Kerr Forester, a national accounting and consulting firm specializing in the hospitality industry. He is a CPA and holds an MAI designation with the Appraisal Institute and a CRE designation with the Counselors of Real Estate. He graduated with a Bachelor of Arts in Russian and Economics from the University of Illinois, and has a Masters of Business Administration with a concentration in finance from Loyola University in Illinois.

Deletion of the “Conflicts of Interest – Storage Auction Program” Subsection of our Prospectus

On January 1, 2016, our Chairman of the board of directors, Chief Executive Officer and President, and our Senior Vice President – Property Management and the President of our property manager sold their minority interests in a company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions online instead of using live auctions conducted at the self storage facilities. Once the contents of a storage unit are sold at auction, we pay the Auction Company a service fee based upon the sale price of the unit. Since these officers no longer own any interest in the Auction Company, the “Conflict of Interest – Storage Auction Program” subsection of our prospectus is hereby deleted.

Distributions to Class T Stockholders and the Stockholder Servicing Fees

As stated in our prospectus, distributions paid with respect to Class T shares will be reduced by the payment of the stockholder servicing fee. The stockholder servicing fee associated with the Class T shares accrues daily, based on an annual rate of 1.0% of the purchase price per Class T share, or approximately $0.000259 per share per day assuming the Class T share was purchased for $9.47. If a stockholder of Class T shares elected to participate in our distribution reinvestment plan, only the cash distributions remaining after payment of the stockholder servicing fee will be reinvested under our distribution reinvestment plan. In connection with the cash distributions declared by our board of directors on October 21, 2015 and December 3, 2015 in the amount of $0.00164383561 per share per day and $0.00163934426 per share per day, respectively (equivalent to an annualized distribution rate of 6.34% assuming the Class T share was purchased for $9.47), approximately $0.00138 per share per day (equivalent to an annualized distribution rate of approximately 5.34% assuming the Class T share was purchased for $9.47) was paid or will be paid, as the case may be, to the stockholder of Class T shares after the stockholder servicing fee was or is paid, as the case may be.

Selected Financial Data

Below is our selected financial data for our last five quarters:

	Three months ended
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Total revenues	$—	$465,345	$3,006,780	$4,488,212	$5,053,724
Total operating expenses	$498,335	$1,356,884	$5,925,633	$5,613,146	$5,989,195
Operating loss	$(498,335)	$(891,539)	$(2,918,853)	$(1,124,934)	$(935,471)
Net loss	$(498,335)	$(996,259)	$(3,580,205)	$(1,990,815)	$(1,854,575)
Net loss attributable to common stockholders	$(482,603)	$(1,124,645)	$(4,979,729)	$(4,037,637)	$(3,739,454)
Net loss per share-basic and diluted	$(0.77)	$(0.84)	$(2.26)	$(1.36)	$(0.82)